UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   1)*

SMSA Kerrville Acquisition Corp.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

78459H 10 4
(CUSIP Number)

Kevin B. Halter, Jr. 2591 Dallas Parkway Suite 102 Frisco, Texas 75034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78459H 10 4
1. Names of Reporting Persons. Kevin B. Halter, Jr.
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 9,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 9,500,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 95%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of  SMSA Kerrville Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2591 Dallas Parkway, Suite 102, Frisco,  Texas 75201.

Item 2.  Identity and Background

(a) Name. This Schedule 13D is being filed by Kevin B. Halter, Jr., an individual residing in Texas (the    “Reporting Person”).

(b) Business Address. The business address of the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

(c) Occupation and Employment. Mr. Halter is President of Securities Transfer Corporation and Sec registered stock transfer agent and Registrar. Mr. Halter is also the President of Halter Capital Corporation a financial      consulting company.

(d) Proceedings. During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On March 3, 2011 in Administrative Proceeding File No. 3-14285, In the Matter of Securities Transfer Corporation and Kevin Halter, Jr., an agreed order was entered censuring STC and requiring STC to retain a consultant to review all internal systems and recommend procedures to safeguard the funds and securities of  its customers on deposit and to submit to continuing oversight review by such consultant.  STC was fined $10,000, and Kevin Halter, Jr. was suspended for three months from associating in a supervisory capacity with a transfer agent, broker-dealer or investment advisor.  Such order arose from a situation in which a  former financial officer of STC commingled funds of STC and of its clients.

(f) Mr. Halter is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On December 15, 2010 we entered into a stock exchange agreement pursuant to which the Company agreed to issue 9,500,000 shares of restricted common stock to Kevin B. Halter, Jr. for all the issued and outstanding shares of STC EDGAR, Inc. (“STC Edgar”).  STC Edgar planned to commence operations as an Edgar filing service, taking over the business previously conducted by Securities transfer Corp., an affiliate of Kevin B. Halter, Jr.

Item 4.  Purpose of Transaction

The Shares were acquired by the Reporting Person for investment purposes.  Consistent with such purpose, the Reporting Person  may have in the future, have discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Person deem relevant to his investment in the Shares and any other securities of the Issuer.

The Reporting Person will continue to evaluate his investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease his investment position in the Shares and other securities of the Issuer.  The Reporting Person reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 9,500,000 shares of Common Stock, representing 95% of the outstanding shares of Common Stock (based on 10,000,000 shares of Common Stock outstanding as of April 15, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by the Reporting Person during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, the Reporting Person have not executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  :  Share Exchange Agreement dated December 15, 2010 by and among the Issuer, Kevin B. Halter Jr. and STC Edgar, Inc..

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2011

By: /s/ Kevin B. Halter, Jr.
Name: Kevin B. Halter, Jr.